UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 7, 2013

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports First-Quarter 2013 Results and Increases Quarterly Dividend,” dated May 7, 2013.

Exhibit

1.	Press Release dated May 7, 2013

Exhibit 1

Textainer Group Holdings Limited Reports First-Quarter 2013 Results and Increases Quarterly Dividend

HAMILTON, Bermuda, May 7, 2013 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), the world’s largest lessor of intermodal containers based on fleet size, today reported results for the first quarter ended March 31, 2013.

Highlights:

•	Total revenues of $128.8 million, an increase of 9.6% from the prior year quarter;

•	Income from operations of $76.1 million, an increase of 11.9% from the prior year quarter;

•	Adjusted EBITDA(1) of $108.5 million, an increase of 20.1% from the prior year quarter;

•	Continued strong pace of expansion, invested $232 million in new and used containers year to date following $198 million of new containers in the fourth quarter of 2012 for lease outs in 2013;

•	After the close of the quarter the Company refinanced one of its revolving credit facilities, reducing the funding costs by 175 basis points and increasing the size by $50 million to $170 million; and

•	Increased our dividend by 2.2%, declaring a $0.46 per share dividend in the second quarter of 2013, or 57% of adjusted net income and the Company’s thirteenth consecutive quarterly increase.

“Our first quarter results mark a good start to 2013 after achieving robust results for 2012,” commented Philip K. Brewer, President and Chief Executive Officer of Textainer. “While our total revenues increased nearly 10% over the prior year quarter, our lease rental income of $113.2 million increased almost 29% and adjusted EBITDA(1) increased over 20% from the prior year quarter. We continue to invest heavily in new containers, having purchased more than 140,000 TEU since the beginning of the fourth quarter of 2012 for lease outs in 2013, of which approximately 90% was for our owned fleet.”

“Since the beginning of the year our utilization has declined by 1.1 percentage points but has averaged 95.5% for the entire period. The last few weeks have shown signs that the decline in utilization has slowed or stopped and we are optimistic that we will see improvements in the near term. Of the new containers purchased since the beginning of the fourth quarter of 2012, approximately 50% are either already on-hire or booked for pickup prior to the end of the second quarter,” added Mr. Brewer.

Key Financial Information (in thousands except for per share and TEU amounts):

	Q1 2013	Q1 2012	% Change
Total revenues	$128,763	$117,515	9.6%
Income from operations	$76,070	$67,980	11.9%
Net income attributable to Textainer Group Holdings Limited common shareholders	$48,334	$49,910	-3.2%
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.85	$0.99	-14.1%
Adjusted net income(1)	$46,122	$48,842	-5.6%
Adjusted net income per diluted common share(1)	$0.81	$0.97	-16.5%
Adjusted EBITDA(1)	$108,540	$90,354	20.1%
Average fleet utilization	95.4%	96.9%	-1.5%
Total fleet size at end of period (TEU)	2,808,690	2,487,029	12.9%
Owned percentage of total fleet at end of period	73.3%	58.5%	25.3%

“Adjusted net income” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in footnote 1. “Adjusted net income” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized gains on interest rate swaps and caps, net and related impact of reconciling item on net income (loss) attributable to the noncontrolling interest (“NCI”). “Adjusted EBITDA” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses (gains) on interest rate swaps and caps, net, income tax expense, net income attributable to the NCI, depreciation and amortization expense and related impact of reconciling items on net income (loss) attributable to the NCI. Footnote 1 provides certain qualifications and limitations on the use of Non-GAAP Measures.

Textainer’s financial results benefited from a 34.3% increase in the size of the owned container fleet in the first quarter 2013, compared to the year ago quarter, offset by incremental increases in depreciation expense and interest expense due to the increase in the size of the owned container fleet and associated debt to fund this expansion and slightly lower utilization. In addition, Textainer has experienced a significant increase in the useful lives of its containers over the past few years as the Company has entered into more lifecycle leases and shipping lines have kept containers on-lease for longer periods. As a result, the Company increased the estimated useful lives of its non-refrigerated containers from 12 years to 13 years beginning in the first quarter of 2013 based on an extended period of higher useful lives and a view that new equipment lives will remain consistent with recent levels. This change resulted in $6.3 million less depreciation expense than would have been recorded using the prior 12 year useful lives during the current quarter.

After quarter end, Textainer refinanced one of its revolving credit facilities, reducing its credit spread by 175 basis points and expanding its size to an aggregate commitment amount of $170 million, an increase of $50 million from its previous commitment amount.

“We have continued to lower our funding costs as shown by our recent refinancing and we expect there will also be opportunities to refinance some of our existing ABS notes at more attractive levels. With our low debt-to-equity ratio of 2.2 to 1, we have ample capacity to fund growth to meet the demand from shipping lines,” commented Hilliard C. Terry, III, Textainer Executive Vice President and Chief Financial Officer.

Outlook

“Demand was softer than expected during the first quarter and we saw several shipping lines purchasing containers,” stated Mr. Brewer. “Due in part to the abundance of liquidity in the marketplace, we have seen aggressive pricing for new business which has served to compress yields. Nevertheless, we are well positioned as we move through 2013 given our strong investments over the past six months at very attractive prices,” added Mr. Brewer.

“At this time, it is very difficult to predict market conditions for the remainder of the year. We currently expect to see stronger demand in the third quarter. We also expect that container lessors will purchase between 50-60% of total output although output is likely to fall below that of 2012. On the other hand, we expect to see an increasing number of purchase leaseback opportunities. We remain excited about our prospects for 2013,” concluded Mr. Brewer.

Dividend

On May 2, 2013, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.46 per share on Textainer’s issued and outstanding common shares, payable on May 29, 2013 to shareholders of record as of May 17, 2013. This dividend is an increase of $0.01 per share from the prior quarter. The current dividend represents 57% of adjusted net income(1).

“We increased our dividend by 2% from the prior quarter reflecting our positive outlook for the year. This results in a 57% payout ratio and is a 15% increase compared to the dividend declared for the first quarter of 2012,” added Mr. Brewer. “We believe our dividend policy strikes the right balance between our need to fund growth while providing income to our shareholders.”

Investors’ Webcast

Textainer will hold a conference call and a Webcast at 11:00 am EDT on Tuesday, May 7, 2013 to discuss Textainer’s first quarter 2013 results. An archive of the Webcast will be available one hour after the live call through May 7, 2014. For callers in the U.S. the dial-in number for the conference call is 1-888-895-5271; for callers outside the U.S. the dial-in number for the conference call is 1-847-619-6547. The participant passcode for both dial-in numbers is 34628960. To access the live Webcast or archive, please visit Textainer’s website at http://www.textainer.com.

About Textainer Group Holdings Limited

Textainer Group Holdings Limited and its subsidiaries (“Textainer”) is the world’s largest lessor of intermodal containers based on fleet size. The Company began operations in 1979 and as of the most recent quarter end had approximately 1.9 million containers, representing approximately 2.8 million TEU, in its owned and managed fleet. Textainer leases dry freight, refrigerated, and specialized containers. Each year the Company is one of the largest purchasers of new containers as well as one of the largest sellers of used containers in the world. Textainer leases containers to approximately 400 shipping lines and other lessees and sells containers to more than 1,100 customers worldwide. Textainer operates via an international network of 14 regional and area offices, as well as more than 390 independent depots.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s belief that the decline in its utilization has slowed or stopped out and that improvements will be seen in the near term; (ii) Textainer’s expectation that there will be opportunities to refinance some of its existing ABS notes at attractive levels; (iii) Textainer’s belief that it is well positioned as it moves through 2013 given its strong investments over the past six months at very attractive prices; (iv) Textainer’s expectation that it will see stronger demand in the third quarter and that container lessors will purchase between 50-60% of total output although output is likely to fall below that of 2012; and (v) Textainer’s expectation that it will see an increasing number of purchase leaseback opportunities. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic recoveries; lease rates may decrease and lessees may default, which could decrease revenue and increasing storage, repositioning, collection and recovery expenses; we own a large and growing number of containers in our fleet and are subject to significant ownership risk; further consolidation of container manufacturers or the disruption of manufacturing for the major manufacturers could result in higher new container prices and/or decreased supply of new containers and any increase in the cost or reduction in the supply of new containers; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; the demand for leased containers is partially tied to international trade and if this demand were to decrease due to increased barriers to trade, or for any other reason, it could reduce demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we will have significant capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information– Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2013.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III

Executive Vice President and Chief Financial Officer

Phone: +1 (415) 658-8214

ir@textainer.com

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three Months Ended March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	March 31,
	2013		2012
Revenues:
Lease rental income		$113,227		$87,888
Management fees		5,283		6,801
Trading container sales proceeds		2,793		11,537
Gains on sale of containers, net		7,460		11,289

Total revenues		128,763		117,515

Operating expenses:
Direct container expense		9,004		6,060
Cost of trading containers sold		2,465		10,002
Depreciation expense		32,683		21,580
Amortization expense		1,087		1,306
General and administrative expense		6,437		5,723
Short-term incentive compensation expense		687		992
Long-term incentive compensation expense		1,080		2,154
Bad debt (recovery) expense, net		(750)		1,718

Total operating expenses		52,693		49,535

Income from operations		76,070		67,980

Other income (expense):
Interest expense		(21,629)		(14,719)
Interest income		38		28
Realized losses on interest rate swaps and caps, net		(2,390)		(2,550)
Unrealized gains on interest rate swaps and caps, net		2,287		1,048
Other, net		(19)		(1)

Net other expense		(21,713)		(16,194)

Income before income tax and noncontrolling interest		54,357		51,786
Income tax expense		(4,541)		(2,323)

Net income		49,816		49,463
Less: Net (income) loss attributable to the noncontrolling interest	(1,482)		447

Net income attributable to Textainer Group Holdings Limited common shareholders	$48,334		$49,910

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.86		$1.01
Diluted	$0.85		$0.99
Weighted average shares outstanding (in thousands):
Basic	56,228		49,425
Diluted	56,955		50,384
Other comprehensive income:
Foreign currency translation adjustments		(97)		77

Comprehensive income		49,719		49,540
Comprehensive (income) loss attributable to the noncontrolling interest		(1,482)		447

Comprehensive income attributable to Textainer Group Holdings
Limited common shareholders		$48,237		$49,987

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

March 31, 2013 and December 31, 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2013	2012
Assets
Current assets:
Cash and cash equivalents	$76,971	$100,127
Accounts receivable, net of allowance for doubtful accounts of $7,261 and $8,025 in 2013 and 2012, respectively	105,529	94,102
Net investment in direct financing and sales-type leases	54,143	43,253
Trading containers	5,370	7,296
Containers held for sale	20,179	15,717
Prepaid expenses	14,098	14,006
Deferred taxes	2,296	2,332
Due from affiliates, net	77	4,377

Total current assets	278,663	281,210
Restricted cash	54,586	54,945
Containers, net of accumulated depreciation of $476,248 and $490,930 at 2013 and 2012, respectively	3,008,124	2,916,673
Net investment in direct financing and sales-type leases	209,211	173,634
Fixed assets, net of accumulated depreciation of $8,273 and $9,189 at 2013 and 2012, respectively	1,658	1,621
Intangible assets, net of accumulated amortization of $28,050 and $26,963 at 2013 and 2012, respectively	32,296	33,383
Other assets	11,885	14,614

Total assets	$3,596,423	$3,476,080

Liabilities and Equity
Current liabilities:
Accounts payable	$5,319	$4,451
Accrued expenses	10,217	14,329
Container contracts payable	65,053	87,708
Deferred revenue	698	1,681
Due to owners, net	13,746	13,218
Bonds payable	131,500	131,500

Total current liabilities	226,533	252,887
Revolving credit facilities	682,908	549,911
Secured debt facility	891,500	874,000
Bonds payable	673,417	706,291
Interest rate swaps and caps	8,532	10,819
Income tax payable	28,752	27,580
Deferred taxes	5,336	5,249
Other liabilities	3,391	3,210

Total liabilities	2,520,369	2,429,947

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 56,257,143 and 55,754,529 at 2013 and 2012, respectively	563	558
Additional paid-in capital	358,984	354,448
Accumulated other comprehensive income	16	114
Retained earnings	675,404	652,383

Total Textainer Group Holdings Limited shareholders’ equity	1,034,967	1,007,503
Noncontrolling interest	41,087	38,630

Total equity	1,076,054	1,046,133

Total liabilities and equity	$3,596,423	$3,476,080

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three Months Ended March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended
	March 31,
	2013	2012
Cash flows from operating activities:
Net income	$49,816	$49,463

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	32,683	21,580
Bad debt (recovery) expense, net	(750)	1,718
Unrealized gains on interest rate swaps and caps, net	(2,287)	(1,048)
Amortization of debt issuance costs	2,743	2,418
Amortization of intangible assets	1,087	1,306
Amortization of acquired below-market leases	—	(33)
Amortization of deferred revenue	(674)	(2,404)
Amortization of unearned income on direct financing and sales-type leases	(5,166)	(2,861)
Gains on sale of containers, net	(7,460)	(11,289)
Share-based compensation expense	1,255	2,510
Changes in operating assets and liabilities	(6,106)	(8,453)

Total adjustments	15,325	3,444

Net cash provided by operating activities	65,141	52,907

Cash flows from investing activities:
Purchase of containers and fixed assets	(229,419)	(105,496)
Proceeds from sale of containers and fixed assets	26,737	23,229
Receipt of principal payments on direct financing and sales-type leases	17,552	8,808

Net cash used in investing activities	(185,130)	(73,459)

Cash flows from financing activities:
Proceeds from revolving credit facilities	136,978	69,630
Principal payments on revolving credit facilities	(3,981)	(392)
Proceeds from secured debt facility	30,000	12,000
Principal payments on secured debt facility	(12,500)	—
Principal payments on bonds payable	(32,874)	(22,875)
Increase in restricted cash	359	(25,111)
Debt issuance costs	—	(552)
Issuance of common shares upon exercise of share options	1,221	3,344
Excess tax benefit from share-based compensation awards	2,065	2,837
Capital contributions from noncontrolling interest	975	1,492
Dividends paid	(25,313)	(18,288)

Net cash provided by financing activities	96,930	22,085

Effect of exchange rate changes	(97)	77

Net (decrease) increase in cash and cash equivalents	(23,156)	1,610
Cash and cash equivalents, beginning of the year	100,127	74,816

Cash and cash equivalents, end of period	$76,971	$76,426

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three Months Ended March 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three months ended March 31, 2013 and 2012, including:

(a)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses (gains) on interest rate swaps and caps, net, income tax expense, net income (loss) attributable to the noncontrolling interest (“NCI”), depreciation and amortization expense and the related impact of reconciling items on net income (loss) attributable to the NCI);

(b)	net cash provided by operating activities to Adjusted EBITDA;

(c)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted net income (defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized gains on interest rate swaps and caps, net and the related impact of reconciling item on net income (loss) attributable to the NCI); and

(d)	net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net income per diluted common share (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before unrealized gains on interest rate swaps and caps, net and the related impact of reconciling item on net income (loss) attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net income may be a useful performance measure because Textainer intends to hold its interest rate swaps until maturity and over the life of an interest rate swap or cap held to maturity the unrealized (gains) losses will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating our operating performance because unrealized (gains) losses on interest rate swaps and caps, net is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation is a noncash charge, the assets being depreciated may be replaced in the future, and neither Adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended
	March 31,
	2013	2012
	(Dollars in thousands)
	(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$48,334	$49,910
Adjustments:
Interest income	(38)	(28)
Interest expense	21,629	14,719
Realized losses on interest rate swaps and caps, net	2,390	2,550
Unrealized gains on interest rate swaps and caps, net	(2,287)	(1,048)
Income tax expense	4,541	2,323
Net income (loss) attributable to the noncontrolling interest	1,482	(447)
Depreciation expense	32,683	21,580
Amortization expense	1,087	1,306
Impact of reconciling items on net income (loss) attributable to the noncontrolling interest	(1,281)	(511)

Adjusted EBITDA	$108,540	$90,354

Net cash provided by operating activities	$65,141	$52,907
Adjustments:
Bad debt expense, net	750	(1,718)
Amortization of debt issuance costs	(2,743)	(2,418)
Amortization of acquired net below market leases	—	33
Amortization of deferred revenue	674	2,404
Amortization of unearned income on direct financing and sales-type leases	5,166	2,861
Gains on sale of containers, net	7,460	11,289
Share-based compensation expense	(1,255)	(2,510)
Interest income	(38)	(28)
Interest expense	21,629	14,719
Realized losses on interest rate swaps and caps, net	2,390	2,550
Income tax expense	4,541	2,323
Changes in operating assets and liabilities	6,106	8,453
Impact of reconciling items on net income (loss) attributable to the noncontrolling interest	(1,281)	(511)

Adjusted EBITDA	$108,540	$90,354

	Three Months Ended
	March 31,
	2013	2012
	(Dollars in thousands)
	(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to Textainer Group Holdings Limited common shareholders	$48,334	$49,910
Adjustments:
Unrealized gains on interest rate swaps and caps, net	(2,287)	(1,048)
Impact of reconciling item on net income (loss) attributable to noncontrolling interest	75	(20)

Adjusted net income	$46,122	$48,842

Reconciliation of adjusted net income per diluted common share:
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.85	$0.99
Adjustments:
Unrealized gains on interest rate swaps and caps, net	(0.04)	(0.02)
Impact of reconciling item on net income (loss) attributable to noncontrolling interest	—	—

Adjusted net income per diluted common share	$0.81	$0.97

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2013

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer